UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

The Princeton Review, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

742352107

(CUSIP Number)

Murray A. Indick

Prides Capital Partners LLC

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

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1.	NAMES OF REPORTING PERSON Prides Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,807,169*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,807,169*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,807,169*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

* See Item 5 below

** The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on an aggregate of 33,719,808 shares of Common Stock outstanding as of August 3, 2009, which figure is based on information set forth in the Issuer’s registration statement on Form S-3 filed with the Securities Exchange Commission on September 24, 2009.

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1.	NAMES OF REPORTING PERSON Kevin A. Richardson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,807,169*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,807,169*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,807,169*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14.	TYPE OF REPORTING PERSON IN

* See Item 5 below

** The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 2 to Schedule 13D is based on an aggregate of 33,719,808 shares of Common Stock outstanding as of August 3, 2009, which figure is based on information set forth in the Issuer’s registration statement on Form S-3 filed with the Securities Exchange Commission on September 24, 2009.

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This Amendment No. 2 supplements and amends Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D filed on June 14, 2007 by Prides Capital Partners LLC, a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu, as amended by Amendment No. 1 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of the Princeton Review, Inc., a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source of Funds and Other Consideration.

Item 3 is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On July 23, 2007, Prides Capital purchased 20,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) from the Issuer for the consideration described in Item 3 above and on the terms and conditions set forth in (a) the Series C Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”), dated July 23, 2007, by and among the Issuer, Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership, Prides Capital Fund I LP, a Delaware limited partnership (“Fund I”, for which Prides Capital serves as the sole general partner) and the other entities listed on Schedule I attached thereto (the “Purchasers”), (b) an Investor Rights Agreement, dated July 23, 2007, by and among the Issuer, the Purchasers and certain other common stockholders of the Issuer (the “Investor Rights Agreement”), (c) the Certificate of Designation of Series C Convertible Preferred Stock of the Issuer (the “Certificate of Designation”), (d) an Agreement, dated July 23, 2007, by and among the Issuer and the Purchasers (the “Purchaser Nomination Agreement”), and (e) an Agreement, dated July 23, 2007, by and between the Issuer and John Katzman, a stockholder of the Issuer (the “Katzman Agreement”). The Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement are attached hereto as Exhibit B, C, D, E and F, respectively, and the information set forth in response to this Item 4 is qualified in its entirety by reference to the Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement (collectively, the “Transaction Documents”), each of which is incorporated by reference herein.

In accordance with the conversion mechanics relating to Series C Preferred Stock described in the Certificate of Designation, the aggregate number of shares of Common Stock into which the Series C Preferred Stock held by Prides Capital may be converted, as of the date of the filing of this Amendment No. 2, is approximately 3,798,896. In addition, Prides Capital owned prior to July 23, 2007, and continues to own, 1,008,273 shares of Common Stock.

The Transaction Documents provide certain rights and obligations of Prides Capital, including, without limitation, the following:

•	Pre-emptive rights to purchase its pro rata portion of any future equity securities, securities convertible into equity securities, or options or warrants therefor issued by the Issuer

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(excluding issuances to (i) to employees, directors or consultants of the Issuer; (ii) upon the exercise of options, warrants or convertible securities; or (iii) in connection with consideration for permitted business acquisitions, mergers or strategic partnerships);

•

Right to appoint one observer to the board of directors of the Issuer (the “Board”) and all committees of the Board so long as Prides Capital owns at least 10% of the number of shares of Series C Preferred Stock initially purchased by it;

•

Piggyback registration of the shares of Common Stock into which the Series C Preferred Stock is convertible into and demand registration of such shares so long as the Prides Capital owns at least 20% of the shares of Series C Preferred Stock then outstanding;

•

Obligations and rights with respect to certain transfers of Series C Preferred Stock by Prides Capital or by other holders of more than 10% of the then-outstanding shares of Series C Preferred Stock (including tag-along rights and rights of first refusal); and

•	Right to vote as a separate class, along with the other holders of Series C Preferred Stock, on certain matters relating to the Issuer.

The purpose of the acquisitions of the shares of Common Stock and Series C Preferred Stock described above is for investment purposes and these acquisitions were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On October 16, 2009, Fund I entered into a commitment letter with the Issuer (the “Commitment Letter”) pursuant to which Prides Capital, as Fund I’s general partner, agreed, subject to the conditions contained therein and described below, to exchange (the “Exchange”) 20,000 shares of Series C Preferred Stock for approximately 3,789,473 shares of newly issued shares of Series E Non-Convertible Preferred Stock of the Issuer (“Series E Preferred Stock”) at the closing of the Issuer’s acquisition of all of outstanding shares of Penn Foster Education Group, Inc. (the “Target”) for $170 million in cash (the “Acquisition”). Upon receipt of stockholder approval, the Series E Preferred Stock will be convertible into shares of newly issued shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock” and, together with the Series E Preferred Stock, the “New Preferred Stock”). The transactions contemplated by the Commitment Letter and the Issuance of the New Preferred Stock facilitate the issuance of additional shares of Series E Preferred Stock for which the Issuer expects to raise between $30 million and $40 million (the “Private Placement”). The Issuer will use the proceeds of the Private Placement to partially finance the purchase price of the Acquisition.

Prides Capital’s commitment to consummate the Exchange is subject to certain conditions detailed in the Commitment Letter, including but not limited to (a) the negotiation, execution and delivery of definitive documents that are reasonably acceptable to Prides Capital and the Issuer, including a purchase agreement, an investor rights agreement and certificates of designations, relating to the issuance of the New Preferred Stock and other related matters (collectively, the “Definitive Documents”), (b) receipt of all required governmental consents and approvals necessary in connection with the issuance of the New Preferred Stock, (c) the closing of the Acquisition on terms and conditions of the Acquisition without amendment or waiver of any provision or condition thereof unless such amendment or waiver is not materially adverse to Prides Capital or Prides Capital consents to such amendment or waiver, (d) the consummation of the debt and equity financings for the Acquisition on terms and conditions described in the Issuer’s commitment letters with other lenders and equityholders, and (e) the absence of a material adverse change with respect to the Issuer or the Target. The

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Commitment Letter is attached hereto as Exhibit G and the information set forth in response to this Item 4 is qualified in its entirety by reference to the Commitment Letter.

Pursuant to the term sheet attached to the Commitment Letter (the “Term Sheet”), the New Preferred Stock will be issued on the following terms:

•	The original purchase price of the Series E Preferred Stock will be $4.75.

•

The New Preferred Stock will be entitled to receive assets of the Issuer available for distribution to its stockholders in preference to any distribution to the holders of any Common Stock or other preferred stock of the Issuer upon any liquidation, dissolution or winding up.

•

Dividends on the Series E Preferred Stock will accrue and be cumulative at 8% per annum for the first year and 16% per annum thereafter, compounded annually, whether or not declared. Dividends on the Series D Preferred Stock will accrue and be cumulative at 8% per annum, compounded annually, whether or not declared, until the fifth anniversary of the issuance of the Series E Preferred Stock (the “Issuance”). The dividends on the New Preferred Stock will not be paid in cash except in connection with the occurrence of any of the following with respect to the Issuer: a liquidation event, a change of control or redemption. The holders of the New Preferred Stock will be entitled to participate on a deemed as converted basis in any dividends payable on the Common Stock.

•

Each share of Series E Preferred Stock will be deemed to be convertible into shares of Common Stock determined by dividing (i) the sum of (a) $4.75 plus (b) all accrued and unpaid dividends by (ii) the Conversion Price. Each share of Series D Preferred Stock will be convertible into shares of Common Stock determined by dividing (i) the sum of (a) $4.75 plus (b) all accrued and unpaid dividends by (ii) the Conversion Price. The “Conversion Price” will initially equal $4.75 and will be subject to customary adjustments for certain adjustments to the Common Stock, cash dividends or other distributions to all holders of Common Stock, the issuance of certain rights to all holders of Common Stock, the occurrence of certain specified fundamental changes or certain exchange offers for all or a portion of the Common Stock. Each share of Series D Preferred Stock is convertible into Common Stock at any time. At any time following the second anniversary of the Issuance and upon the request of holders of at least 10% of the Series E Preferred Stock, the Issuer shall redeem each share of the Series E Preferred Stock submitted for redemption at a price per share equal to the then fair market value of the number of shares of Common Stock into which such share of Series E Preferred Stock is then deemed to be convertible; provided that (i) in no event will the Issuer be obligated to redeem more than 15% of the Series E Preferred Stock originally issued in any 12 month period and (ii) the Issuer will not be obligated to make such redemption if the Issuer is prohibited from making such redemption pursuant to financing arrangements the Issuer is a party to at the closing of the Acquisition.

•

If the Issuer receives the stockholder approval required by The NASDAQ Global Market (“Nasdaq”) within 12 months of the Issuance, each share of Series E Preferred Stock will automatically convert into shares of Series D Preferred Stock determined by dividing (i) the sum of (a) $4.75 plus (b) all accrued and unpaid dividends by (ii) $4.75. If the Issuer receives the stockholder approval required by Nasdaq after the first anniversary of the Issuance, (i) any holder of Series E Preferred Stock may elect to convert shares of Series E Preferred Stock held by such holder into shares of Series D Preferred Stock determined by the equation described in the immediately preceding sentence and (ii) upon the vote of the holders of a majority of the Series E Preferred Stock, each share of Series E Preferred Stock will automatically convert into shares Series D Preferred Stock determined by the equation described in the immediately preceding sentence.

CUSIP No. 742352107	SCHEDULE 13D	Page 7 of 10

•

On or after the earlier of the seventh anniversary of the Issuance or a change of control of the Issuer, the holders of at least 10% of the New Preferred Stock may elect to have the Issuer redeem for cash all the then outstanding shares of the Series E Preferred Stock owned by such electing holders at the price equal to the greater of (x) the sum of (a) $4.75 plus (b) all accrued and unpaid dividends and (y) the then fair market value of the number of shares of Common Stock into which such shares of Series E Preferred Stock are then deemed convertible. On or after the earlier of the eighth anniversary of the Issuance or a change of control of the Issuer, the holders of at least 10% of the New Preferred Stock may elect to have the Issuer redeem for cash all the then outstanding shares of the Series D Preferred Stock owned by such electing holders at the price equal to the sum of (i) $4.75 plus (ii) all accrued and unpaid dividends. If for a period of 30 consecutive trading days the Common Stock has traded at or above $14.25, the New Preferred Stock may be redeemed by the Company in whole or in part after the fifth anniversary of the Issuance at a price payable in cash equal to, with respect to the Series E Preferred Stock, the greater of (x) the sum of (i) $4.75 plus (ii) all accrued and unpaid dividends and (y) the then fair market value of the number of shares of Common Stock into which such share of Series E Preferred Stock is then deemed to be convertible and, with respect to the Series D Preferred Stock, the sum of (i) $4.75 plus (ii) all accrued and unpaid dividends.

•

The Series E Preferred Stock will not have any voting rights except for consent rights currently afforded the Series C Preferred Stock. The Series D Preferred Stock will vote together with the holders of any existing preferred stock and Common Stock, on an as-converted basis.

•

Prides Capital will be entitled to appoint one observer to the Board and all committees of the Board so long as Prides Capital, together with its affiliates, beneficially owns at least 10% of the number of shares of New Preferred Stock initially purchased by them.

Other than terms described in detail above and as otherwise described in the Term Sheet, the terms of the New Preferred Stock will be substantially similar to the terms of the Series C Preferred Stock.

Similar to the purpose of the acquisitions of the shares of Common Stock and Series C Preferred Stock described above, the purpose of the commitment to the Exchange is for investment purposes and was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer. The Reporting Persons expect to engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the Board, and/or one or more representatives of the Issuer regarding the drafting and negotiation of the Definitive Documents and the other transactions contemplated by the Commitment Letter.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock or Series C Preferred Stock, and after giving effect to the transactions contemplated by the Commitment Letter, the New Preferred Stock, consistent with its investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock, Series C Preferred Stock or New Preferred Stock or dispose of any or all of its shares of Common Stock, Series C Preferred Stock or New Preferred Stock depending upon an ongoing evaluation of the investment in the shares of Common Stock, Series C Preferred Stock or New Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations.

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Also, consistent with the investment purpose, the Reporting Persons may, in addition to negotiating and finalizing the Definitive Documents, engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if affected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the Board or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Transaction Documents or the Commitment Letter, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The following disclosure assumes that there are, in the aggregate, 33,719,808 shares of Common Stock issued and outstanding as of August 3, 2009, which figure is based on information set forth in the Issuer’s registration statement on Form S-3 filed with the Securities Exchange Commission on September 24, 2009.

(a) – (b) Excluding the effects of the transactions contemplated by the Commitment Letter, Prides Capital reports beneficial ownership of 4,807,169 shares of Common Stock (including approximately 3,798,896 shares of Common Stock issuable upon conversion of the Series C Preferred Stock), representing approximately 12.5% of the Common Stock issued and outstanding. After giving effect to the Exchange and prior to the stockholder vote on the conversion terms of the Series E Preferred Stock, Prides Capital would report beneficial ownership of 1,008,273 shares of Common Stock, representing approximately 3.0% of the Common Stock issued and outstanding.

Prides Capital and the other Purchasers may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides Capital expressly disclaims (i) that they are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides Capital, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, Series C Preferred Stock or New Preferred Stock that Prides Capital may beneficially own, or deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock, Series C Preferred Stock or New Preferred Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu no longer exercise control over the shares subject to this Schedule 13D.

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(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons has engaged in any transactions during the past 60 days.

(d) Except as otherwise described in Item 4, no one other than Prides Capital and Mr. Richardson has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by Prides Capital and Mr. Richardson as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4 or filed as Exhibits B, C, D, E, F and G hereto.

As described in Item 4 above, the Transaction Documents and the Commitment Letter provide several rights and obligations of the Reporting Persons, and the information set forth or incorporated by reference therein is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following at the end thereof:

Exhibit G. Letter, dated October 16, 2009, by and between Prides Capital Fund I LP and The Princeton Review, Inc.

Exhibit H. Limited Power of Attorney for Reporting under Section 16(a) of the Securities Exchange Act of 1934, dated June 21, 2004.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2009	PRIDES CAPITAL PARTNERS LLC

	By:	/S/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Member

Kevin A. Richardson, II

	By:	/S/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact